NEWS RELEASE

March 15, 2006

CANETIC RESOURCES TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust is pleased to announce that a cash distribution of C$0.23 per trust unit will be paid on April 13, 2006 to unitholders of record on March 31, 2006. The trust units of Canetic will commence trading on an ex-distribution basis on March 29, 2006. Using a Canadian to U.S. dollar exchange rate of 0.87, the distribution amount is approximately U.S.$0.20 per Trust Unit. The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

Canetic's predecessor, Acclaim Energy Trust, established an objective of providing consistent cash distributions and has provided unitholders with stable and increasing distributions for more than four years. Following the merger between Acclaim and StarPoint, the distribution level was increased to its current rate beginning with the January 31, 2006 record date.

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas. The Trust has approximately a 9 year reserve life index on a proved and probable basis, and is one of the largest producers of conventional oil and gas in the Canadian royalty trust sector. For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic's website (www.canetictrust.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil  equivalent (BOE) at a ratio of six  thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation. Our reserve life is calculated using proved plus probable reserves at year-end divided by Canetic’s 2006 production guidance.